United States securities and exchange commission logo





                             October 15, 2020

       Ryan Frazier
       Chief Executive Officer
       Arrived Homes, LLC
       999 3rd Avenue, Suite 3300
       Seattle, WA 98105

                                                        Re: Arrived Homes, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed September 18,
2020
                                                            File No. 024-11325

       Dear Mr. Frazier:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Description of Business, page 33

   1. We note that you plan to lease to tenants on a 12-24 month lease. Please revise to clarify how your disposition
policies match the planned lease agreements. For example, disclose whether your ability to
dispose at "optimum value" as referenced on page 39 is subject to the lessee's rights.
       Description of the Property Management Agreement, page 40

   2. Please describe the material terms of your property management agreements with Blue
                                                        Canopy Realty.
       The Series Properties, page 45

   3. Please tell us what consideration you gave to disclosing the age of the property
 Ryan Frazier
FirstName LastNameRyan  Frazier
Arrived Homes, LLC
Comapany
October 15,NameArrived
            2020       Homes, LLC
October
Page 2 15, 2020 Page 2
FirstName LastName
         components and any anticipated capital expenditures during your expecting holding period.
4. We note that you have provided an audited balance sheet of Arrived Homes, LLC (the
            Company   ) as of July 13, 2020. We further note your statement
that as of such date the
         Company has not yet commenced operations and each Series will be formed in the fourth quarter of 2020. Please tell us what intent you have to provide separate financial statements and obtain separate audit opinions for the Company and each individual
         Series for future periods. For reference see Question 104.01 of the Compliance and
         Disclosure Interpretations for the Securities Act Sections.
5. Please tell us what consideration you gave to providing historical financial statements of the properties for the period that they were owned by Arrived Homes,
LP (the    owner
         affiliate   ), and to providing pro forma financial statements
reflecting your expected
         acquisition of such properties from the owner affiliate. Refer to Part F/S of Form 1-A for financial statements requirements.
Appraised Value, page 46

6. Please file consents of the experts who provided the appraised values referenced in this section and filed as exhibits. Refer to Exhibit 11 of Item 17 of Form 1-A.
Management Compensation, page 57

7. Please disclose the estimated dollar amount of asset management fees and maximum reimbursement for expenses, including how these amounts are determined. Assume the maximum amount is raised and assume you utilize your target leverage, as applicable, or advise us why you are unable to calculate such fees at this time. Please refer to Item 4.B of Industry Guide 5. Also, clarify how the property management and disposition fees are determined and the amount of the property management fee.
8. We note your disclosure on page 57 that you intend to reimburse the manager for the compensation and expenses of your directors. Please provide the disclosure required by
         Item 11 of Form 1-A of all proposed compensation to be paid to individuals in their capacities as executive officers or directors.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Ryan Frazier
Arrived Homes, LLC
October 15, 2020
Page 3

       You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameRyan Frazier
                                                          Division of
Corporation Finance
Comapany NameArrived Homes, LLC
                                                          Office of Real Estate
& Construction
October 15, 2020 Page 3
cc:       Paul C. Levites, Esq.
FirstName LastName